TeamUpSport Inc.
700 Gillard Street
Wallaceburg, ON N8A 4Z5

March 14, 2012
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Ryan Houseal

Re:          Acceleration of Effective Date
TeamUpSport Inc.
Registration Statement on Form S-1
File No. 333-176429

Dear Mr. Houseal,

Pursuant Rule 461 of the Securities Act of 1933, we hereby request an acceleration of the effective date of our registration statement on Form S-1. We request an effective date of Friday, March 16, 2012 at 3:00 p.m. eastern time or as soon thereafter as possible.

We confirm that we are aware of our obligations under the Act. We hereby acknowledge that:
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter. Please do not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

TeamUpSport Inc.

/s/ Dennis Kjeldsen

Dennis Kjeldsen
President